SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the Month of July 17, 2003


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                                   4th Floor
                                 Regents Place
                                338 Euston Road
                                    London
                                    NW1 3BT
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.





                                         Appaloosa Management LP
                                         26 Main Street
                                         Chatham, NJ 07928





16 July 2003



The Directors
Marconi Corporation plc
c/o Mary Skelley
Regent's Place
338 Euston Road
London NW1 3BT


Dear Sirs,


Marconi Corporation plc (The "Company")



We write to notify you of certain information pursuant to the requirements of
s.198 et seq., Part VI of the Companies Act 1985.



As of 16 July 2003, Appaloosa Investment Limited Partnership I of 26 Main Street, Chatham, New Jersey 07928, USA ("AILP") had a notifiable interest in and was registered holder of 53,162,870 ordinary shares in the Company the (the "AILP Shares").



As of 16 July 2003, Palomino Fund Limited ("Palomino") of 26 Main Street, Chatham, New Jersey 07928, USA had a notifiable interest and was registered holder of 41,045,630 ordinary shares in the Company (the "Palomino Shares").



For the purposes of s.203 Companies Act 1985 we notify you that there is a managing entity of AILP: Appaloosa Management Limited Partnership ("AMLP") which has a nofitiable interest in the AILP Shares. The managing entity of AMLP is Appaloosa Partners Inc. ("Appaloosa Inc."), which has a notifiable interest in the AILP Shares. Appaloosa Inc. is controlled by David Tepper who has a notifiable interest in the AILP Shares.



The notice of interest is given in fulfilment of the obligation of each of AILP, Palomino, AMLP Appaloosa Inc. and David Tepper under the requirements of s.198 et seq., Part VI of the Companies Act 1985 and supersedes all previous notices given by us pursuant to Part VI of the Companies Act 1985.



Yours faithfully



For and on behalf of                                   For and on behalf of
Appaloosa Investment limited Partnership I             Palomino Fund Limited


END



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 17 July, 2003